FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ☐          No☒

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

N/A

JA Solar Holdings Co., Ltd.

Jinglong Group Industrial Park

Jinglong Street

Ningjin, Hebei Province 055550

The People’s Republic of China

This Form 6-K consists of:

The press release regarding the fourth quarter and 2006 full year results of JA Solar Holdings Co., Ltd. (the “Registrant”), made by the Registrant in English on March 30, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By /s/ Huaijin Yang

Name:	Huaijin Yang
Title:	Chief Executive Officer

Date: April 2, 2007

3

JA Solar Reports Fourth Quarter and Full Year 2006 Results

100% of silicon wafer supply contractually secured for 2007; On track to more than double solar cell manufacturing capacity in 2007

Hebei, China, March 30, 2007 – JA Solar Holdings Co., Ltd. (“JA Solar”, “the Company”) (NASDAQGM: JASO) today reported financial results for the fourth quarter and year ended December 31, 2006.

Fourth Quarter Results

Revenues for the fourth quarter 2006 were RMB349.40 million (US$44.77 million), compared to revenues of nil for the fourth quarter 2005, and RMB247.96 million (US$31.77 million) in the third quarter 2006.

Net income available to ordinary shareholders for the fourth quarter 2006 was RMB66.86 million (US$8.57 million) compared to a net loss of RMB1.44 million (US$0.18 million) for the fourth quarter 2005, and net income of RMB4.14 million (US$0.53 million) for the third quarter 2006.

For the fourth quarter 2006 basic and diluted earnings per ADS were RMB2.51 (US$0.321) and RMB2.45 (US$0.314), respectively. Each ADS represents three of our ordinary shares.

The fourth quarter 2006 included share-based compensation expense of RMB1.65 million (US$0.21 million), or RMB0.055 (US$0.007) per diluted ADS.

2006 Full Year Results

Revenues for the full year 2006 were RMB696.46 million (US$89.24 million), compared to revenues of nil for the period from inception (May 18, 2005) to December 31, 2005.

Net income available to ordinary shareholders for the full year 2006 was RMB86.40 million (US$11.07 million), compared to a net loss of RMB3.11 million (US$0.40) million, for the period from inception (May 18, 2005) to December 31, 2005.

For the full year 2006 basic and diluted earnings per ADS were RMB3.24 (US$0.415) and RMB3.23 (US$0.414), respectively.

The full year 2006 included share-based compensation expense of RMB18.18 million (US$2.33 million), or RMB0.680 (US$0.087) per diluted ADS. Diluted earnings per ADS calculations for the full year 2006 were based on 26.72 million weighted average number of ADSs outstanding, compared to 26.67 million ADSs in the year ago period.

The conversion of Renminbi into U.S. dollars for the full year of 2006 and the fourth quarter of 2006 in this release, made solely for the convenience of the reader, is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2006, which was RMB7.8041 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2006, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Samuel Yang, JA Solar’s Chief Executive Officer, said, “We continue to build on the substantial momentum in our business. We are successfully establishing JA Solar as one of the world’s premier solar cell brands. Our recent initial public offering was very well received and a benchmark event. We now have adequate funding in place to secure the high-quality silicon supply critical to our growth. We brought 75MW of production online as planned in 2006. We are on track to more than double that, with the planned addition of another 100MW in 2007 as we continue to execute on our growth plan by meeting the cell needs of our customers worldwide.”

Herman Zhao, JA Solar’s Chief Financial Officer, said, “At this time, we have 100% of our silicon wafer supply contractually secured for 2007. We are carefully managing all aspects of our growth. We continue to leverage our purchasing scale and long-term supply and purchase agreements. We are also seeking increased operational efficiencies where possible, as we work to maintain a stable gross margin level.”

In February 2007, the Company completed its IPO, generating net proceeds of US$209.1 million, net of listing expenses. The underwriters exercised their over-allotment option for the purchase of additional ADSs, generating net proceeds of US$31.4 million. The Company intends to use the proceeds to purchase raw materials, to expand its existing production capacity, to repay its short-term debt obligations, to enhance its research and development capabilities and for general working capital purposes. Upon the consummation of the IPO in February 2007, all of the Company’s outstanding 6,520,000 Series A preference shares were automatically converted into 6,520,000 ordinary shares

2007 Outlook

Based on current market conditions and customer forecasts, the Company expects production for 2007 to be approximately 100MW. This would result in revenues for the full year 2007 in the range of approximately RMB2,128 million (US$280 million) to RMB2,205 million (US$290 million), with a gross margin expected to be approximately 19.5%. For the first quarter 2007, JA Solar expects revenue to be in the range of RMB301 million (US$39 million) to RMB317 million (US$41 million), with gross margin expected to be approximately 21%. The Company expects its share based compensation for first quarter 2007 to be approximately RMB 1.87 million (US$0.24 million), or RMB0.049 (US$ 0.006) per diluted ADS.

Investor Conference Call / Webcast Details

A conference call has been scheduled for 9:00 p.m. on Friday, March 30, 2007 (in Hebei). This will be 9:00 a.m. on Friday, March 30, in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.

The call may be accessed by dialing +1-201-689-8560. A live webcast of the conference call will be available on the Company's website at www.jasolar.com. The playback will be available beginning two hours after the live call and will be accessible by dialing +1-201-612-7415. The account number to access the replay is 3055 and the passcode is 235813.

About JA Solar Holdings Co., Ltd.

Based in Hebei, China, JA Solar Holdings Co., Ltd. is an emerging and fast-growing manufacturer of high-performance, monocrystalline solar cells. The Company sells its products to solar module manufacturers who assemble and integrate its solar cells into modules and systems that convert sunlight into electricity. For more information visit www.jasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, our beliefs regarding our production output, our forecasts on revenue, production output and our share based compensation for 2007 or part thereof. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Contacts:

In China Herman Zhao Chief Financial Officer JA Solar +86-319-580-0867	In the U.S. David Pasquale The Ruth Group dpasquale@theruthgroup.com +1-646-536-7006

# # #

JA Solar Holdings Co., Ltd.
Condensed Consolidated Statements of Operations

	Quarter Ended
	December 31, 2005		September 30, 2006		December 31, 2006
	RMB	USD	RMB	USD	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue from third parties	-	-	226,487,802	29,021,643	309,618,090	39,673,773
Revenue from related parties	-	-	21,474,267	2,751,665	39,785,881	5,098,074
Total revenues	-	-	247,962,069	31,773,307	349,403,971	44,771,847
Cost of revenues	-	-	(182,883,659)	(23,434,305)	(265,733,652)	(34,050,519)
Gross profit	-	-	65,078,410	8,339,003	83,670,319	10,721,328
Selling, general and administrative expenses	(1,292,465)	(165,614)	(24,497,619)	(3,139,070)	(8,886,291)	(1,138,670)
Research and development expenses	(141,278)	(18,103)	(393,384)	(50,407)	(645,732)	(82,743)
Total operating expenses	(1,433,743)	(183,717)	(24,891,003)	(3,189,478)	(9,532,023)	(1,221,412)
Income/ (loss) from operations	(1,433,743)	(183,717)	40,187,407	5,149,525	74,138,296	9,499,916
Interest expense	-	-	(1,057,834)	(135,548)	(2,219,396)	(284,388)
Interest income	32,889	4,214	317,303	40,659	398,977	51,124
Other income	-	-	-	-	64,414	8,254
Foreign exchange gain/ (loss)	(41,274)	(5,289)	152,627	19,557	1,043,758	133,745
Income/ (loss) before income taxes	(1,442,128)	(184,791)	39,599,503	5,074,192	73,426,049	9,408,650
Income tax benefit/ (expense)	-	-	-	-	-	-
Net income/ (loss)	(1,442,128)	(184,791)	39,599,503	5,074,192	73,426,049	9,408,650

Preferred shares accretion	-	-	(489,600)	(62,736)	(1,113,799)	(142,720)
Preferred shares beneficial conversion charge	-	-	(34,732,133)	(4,450,498)	-	-
Allocation of income to participating preferred share holders	-	-	(233,246)	(29,888)	(5,449,328)	(698,265)
Net income available to ordinary shareholders	(1,442,128)	(184,791)	4,144,524	531,070	66,862,922	8,567,666

Net income/(loss) per ordinary shares
Basic	(0.02)	(0.002)	0.05	0.007	0.84	0.107
Diluted	(0.02)	(0.002)	0.05	0.007	0.82	0.105

Weighted average number of ordinary shares outstanding:
Basic	80,000,000	80,000,000	80,000,000	80,000,000	80,000,000	80,000,000
Diluted	80,000,000	80,000,000	80,000,000	80,000,000	89,803,092	89,803,092

Net income/(loss) per ADS
Basic	(0.05)	(0.007)	0.16	0.020	2.51	0.321
Diluted	(0.05)	(0.007)	0.16	0.020	2.45	0.314

Weighted average number of ADS outstanding:
Basic	26,666,667	26,666,667	26,666,667	26,666,667	26,666,667	26,666,667
Diluted	26,666,667	26,666,667	26,666,667	26,666,667	29,934,364	29,934,364

Each ADS represents 3 ordinary shares

JA Solar Holdings Co., Ltd.
Condensed Consolidated Statements of Operations

	Year ended
	December 31, 2005		December 31, 2006
	RMB	USD	RMB	USD
	(audited)	(unaudited)	(unaudited)	(unaudited)

Revenue from third parties	-	-	565,327,330	72,439,785
Revenue from related parties	-	-	131,130,774	16,802,805
Total revenues	-	-	696,458,104	89,242,591
Cost of revenues	-	-	(524,163,013)	(67,165,082)
Gross profit	-	-	172,295,091	22,077,509
Selling, general and administrative expenses	(2,638,340)	(338,071)	(39,656,083)	(5,081,442)
Research and development expenses	(383,468)	(49,137)	(1,357,610)	(173,961)
Total operating expenses	(3,021,808)	(387,208)	(41,013,693)	(5,255,403)
Income/ (loss) from operations	(3,021,808)	(387,208)	131,281,398	16,822,106
Interest expense	-	-	(5,055,382)	(647,785)
Interest income	38,965	4,993	823,995	105,585
Other income (expense)	-	-	64,414	8,254
Foreign exchange gain/ (loss)	(128,152)	(16,421)	1,300,008	166,580
Income/ (loss) before income taxes	(3,110,995)	(398,636)	128,414,433	16,454,740
Income tax benefit/ (expense)	-	-	-	-
Net income/ (loss)	(3,110,995)	(398,636)	128,414,433	16,454,740

Preferred shares accretion	-	-	(1,603,399)	(205,456)
Preferred shares beneficial conversion charge	-	-	(34,732,133)	(4,450,498)

Allocation of net income to participating preferred shareholders	-	-	(5,682,574)	(728,152)
Net income available to ordinary shareholders	(3,110,995)	(398,636)	86,396,327	11,070,633

Net income/(loss) per ordinary shares:
Basic	(0.04)	(0.005)	1.08	0.138
Diluted	(0.04)	(0.005)	1.08	0.138

Weighted average number of ordinary shares outstanding:
Basic	80,000,000	80,000,000	80,000,000	80,000,000
Diluted	80,000,000	80,000,000	80,166,178	80,166,178

Net income/(loss) per ADS:
Basic	(0.12)	(0.015)	3.24	0.415
Diluted	(0.12)	(0.015)	3.23	0.414

Weighted average number of ADS outstanding:
Basic	26,666,667	26,666,667	26,666,667	26,666,667
Diluted	26,666,667	26,666,667	26,722,059	26,722,059

Each ADS represents 3 ordinary shares

JA Solar Holdings Co., Ltd.
Condensed Consolidated Balance Sheets

	December 31, 2005		December 31, 2006
	RMB	USD	RMB	USD
	(audited)	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	10,970,605	1,405,749	95,758,377	12,270,265
Accounts receivable from third party customers	-	-	47,719,752	6,114,703
Inventories	-	-	154,675,325	19,819,752
Advances to related party supplier	-	-	39,831,642	5,103,938
Other current assets	455,088	58,314	8,282,741	1,061,332
Total current assets	11,425,693	1,464,063	346,267,837	44,369,990
Property and equipment, net	39,392,413	5,047,656	139,399,605	17,862,355
Intangible asset, net	8,250,000	1,057,137	7,224,713	925,759
Total assets	59,068,106	7,568,856	492,892,155	63,158,103
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	-	-	150,000,000	19,220,666
Accounts payable	-	-	2,501,790	320,574
Value–added tax payable	-	-	3,639,665	466,379
Other payables	1,578,687	202,289	2,769,566	354,886
Payroll and welfare payable	113,500	14,544	2,676,854	343,006
Accrued expenses	29,514	3,782	3,932,709	503,929
Amounts due to related parties	757,845	97,109	254,423	32,601
Advance from third party customers	-	-	21,329,609	2,733,129
Total current liabilities	2,479,546	317,724	187,104,616	23,975,169
Total liabilities	2,479,546	317,724	187,104,616	23,975,169
Preferred shares (US$0.0001 par value; 0 and 6,520,000 shares outstanding as of December 31, 2005 and 2006)	-	-	110,037,714	14,099,988

Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 493,480,000 shares authorized, 80,000,000 shares issued and outstanding as of December 31, 2005 and December 31, 2006)	66,212	8,484	66,212	8,484
Additional paid-in capital	59,633,343	7,641,284	106,715,707	13,674,313
Statutory reserves	-	-	14,587,748	1,869,242
Retained earnings/ (accumulated deficit)	(3,110,995)	(398,636)	74,380,158	9,530,908
Total shareholders’ equity	56,588,560	7,251,132	195,749,825	25,082,947
Total liabilities and shareholders’ equity	59,068,106	7,568,856	492,892,155	63,158,103